Tobin & Tobin
A PROFESSIONAL CORPORATION
PHILLIP R. POLLOCK	500 SANSOME STREET	RICHARD TOBIN (1852-1887)
Email: prpollock@tobinlaw.com	EIGHTH FLOOR	ROBERT TOBIN (1875-1889)
	SAN FRANCISCO, CALIFORNIA 94111-3214	CYRIL R. TOBIN (1905-1977)
FACSIMILE (415) 433-3883
(415) 433-1400
June 12, 2006
Susan C. Block, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Amendment No. 1 to Registration Statement on Form S-3/A
Filed May 8, 2006
File No. 333-132123
Dear Ms. Block:
     On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-3/A.
     Set forth below are our responses to the Staff’s comment letter dated June 5, 2006. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.
Registration Statement on Form S-3
     General
     1. We note your response to prior comment 1. Please revise the cover of the base to delete reference to “other related assets described in the prospectus” or revise to clarify your disclosure.
     Response: We have revised the cover of the base accordingly. We changed the last bullet point on the cover under “The Trusts” to read: “other related assets described in this prospectus,” changing “the prospectus supplement” to “this prospectus”. The other related assets are described in the Base.

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

     2. We note your response to prior comment 2. Please confirm that the depositor or any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor has timely filed required Exchange Act reports during the twelve months preceding the filing date of this registration statement.
     Response: We confirm that the Depositors and any issuing entity established, directly or indirectly, by the Depositors or any affiliate of the Depositors have been current with Exchange Act reporting during the last 12 months with respect to asset-backed securities involving the same asset class. The Depositors do not have any affiliate(s) that have offered a class of asset-backed securities involving the same asset class as this offering.
     3. We note your response to our prior comment 4. Please revise your response to confirm that you will file your finalized agreements in a time frame that is in compliance with 1934 Act reporting requirements. Refer to Form 8-K.
     Response: We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. Also, we hereby confirm that we will file finalized agreements following the closing of the related takedown in a time frame that is in compliance with 1934 Act reporting requirements, including the requirements of Form 8-K.
     4. We note your response to prior comment 5. It does not appear that you have confirmed that you will file unqualified legal and tax opinions at the time of each takedown. We re-issue the prior comment.
     Response: We hereby confirm that we will file unqualified legal and tax opinions following the closing of each takedown.
Prospectus Supplement #1
     Cover
     5. We note your response to prior comment 9. It appears that there are still several references to “the trust” throughout the base and prospectus supplements, including in the Item 1102(d) disclosure on the cover pages. Please revise the cover page and the summary to refer to the “issuing entity.”
     Response: We have revised the cover pages to the base and the five supplements accordingly. Also, we have revised the disclosure in the base and the five supplements to refer to “the issuing entity,” where appropriate. We refer to “the trust” only in certain instances where required by the context of the disclosure language.

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

     6. We note your response to prior comment 10. Please revise the cover page of the third supplement to reflect that the credit enhancement will be in the form of a “certificate insurance policy” rather than a “bond insurance policy” or advise. Further, please confirm that a bond insurance policy will be used with the fourth prospectus supplement or revise the cover page accordingly.
     Response: We have revised the cover page of the third supplement accordingly. We have removed all references to a “bond insurance policy” from the fourth prospectus as no bond insurance policies will be used in connection with an offering of notes pursuant to the fourth prospectus supplement.
Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i
     7. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.
     Response: We have revised each of the five prospectus supplements accordingly.
     Credit Enhancement, page S-5
     8. We are unable to locate your revisions in response to prior comment 17. Please revise or advise.
     Response: A summary of how losses not covered by credit enhancement are allocated was contained in each of the five prospectus supplements under the heading “DESCRIPTION OF THE BONDS/Priority of Payments and Allocation of Shortfalls.” We have now added such disclosure language to the “SUMMARY/Priority of Payments” section of each of the five supplements.
     The Originators, page S-40
     9. Please also revise to provide bracketed language that you will identify any originator or group of affiliated originators (apart from the sponsor or its affiliates), that originated, or is expected to originate, 10% or more of the pool assets.
     Response: We have revised each of the five prospectus supplements accordingly.
     Delinquency and Loss Experience, page S-41
     10. Please add disclosure explaining why you have multiple charts.

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

     Response: We have added clarifying disclosure language to this section in each of the five prospectus supplements. We want to show the required delinquency disclosure as of different dates and separate tables for each date are necessary in order to show all the required data for each date.
     11. Please disclose your charge-off policy and confirm that you will provide delinquency information through charge-off. Refer to Item 1100(b)(5) of Regulation AB. Please revise your disclosure accordingly.
     Response: We have provided such disclosure in each of the five prospectus supplements under the heading “STATIC POOL INFORMATION.”
     Prospectus Supplement #5
     Description of the Pooled Securities, page S-19
     12. We note the last sentence in the first paragraph. Please expand your disclosure to explain how you will comply with Rule 190 under the Securities Act.
     Response: We have expanded our disclosure in Supplement #5 to explain how we will comply with Rule 190 under the Securities Act.
     Underlying Credit Support, page S-21
     13. Please expand your disclosure to explain what you mean by “cross-collateralization support features.”
     Response: We have added language in each of the five supplements to provide reference to the “cross-collateralization support features” disclosure provided in the Base Prospectus under “CREDIT ENHANCEMENT/Cross Support.”
     Base Prospectus
     The Trust and The Trust Assets, page 20
     14. We re-issue prior comment 33. Please identify the “other assets” that may be substituted into the asset pool.
     Response: Language has been added to identify that the “other assets” will be replacement mortgage loans that meet the requirements for substitution into the loan pool.

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

     Private Mortgage-Backed Securities, page 33
     15. We note your revisions in response to prior comment 35. Your added disclosure is difficult to understand. Please briefly explain in the prospectus how you will meet the requirements of Rule 190 under the Securities Act.
     Response: We have deleted the previous disclosure and added a new section to describe Rule 190 and how we will meet its requirements.
     16. We note your response to our prior comment 35 and reissue the comment. The participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.
     Response: The new section we added on Rule 190 would apply to participation certificates as well as any other underlying asset-backed securities. We would expect that any participation certificates included as underlying securities would be required to meet the conditions set forth in Rule 190 that exempt the offering of underlying securities from registration as a primary offering. We would not expect that it would be feasible to register the offering of underlying participation certificates as a primary offering under Rule 190.
     Other Purchase or Redemption, page 49
     17. We note your response to prior comment 38. Please expand your discussion to include expanded legal analysis under the Investment Company Act of 1940.
     Response: The securities offered under this registration statement will be issued by issuing entities that are exempt from the Investment Company Act of 1940 (the “1940 Act”) under either Section 3(c)5(c) of the 1940 Act or Rule 3a-7 promulgated thereunder.
     Section 3(c)5(c) exempts any person who is not engaged in the business of issuing “redeemable securities” or certain other specified types of securities and who is primarily engaged, among other things, in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Where more than 55% of the issuing entity’s assets consist of whole mortgage loans or mortgage-backed securities representing 100% of the underlying mortgage loans (“whole pools”), the issuing entity will be deemed to be primarily engaged in acquiring mortgages.
     In cases where the issuing entity’s assets do not consist primarily of whole loans or whole pools, the issuing entity will be relying on Rule 3a-7 under the 1940 Act which exempts any issuer who is in the business of purchasing or otherwise acquiring eligible assets (and in activities related thereto) and who does not issue redeemable securities. Eligible securities are

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

defined as financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, together with certain related rights.
     Under both Section 3(c)5(c) and Rule 3a-7, the issuing entity must not be engaged in the business of issuing redeemable securities. Redeemable securities are defined in Section 2(a)(32) of the 1940 Act as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer..., is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
     If any class of securities issued under this registration statement were to be redeemable at the option of the holders thereof, the redemption price would be equal to the outstanding principal amount of such securities together with accrued interest thereon. The holders would have no claim to the current net assets of the issuing entity and hence the securities would not be redeemable securities under the 1940 Act.
     Insurance Policies, Surety Bonds, and Guarantees, page 54
     18. We note your response to prior comment 40. Please provide more complete discussion in the prospectus of how the demand note operates. Each form of contemplated credit enhancement should be described in the prospectus. Similarly provide a brief discussion of bankruptcy bond and special hazard insurance policy.
     Response: We have added the demand note to the discussion of letters of credit since they operate in similar fashion and present similar risks. Also, we have added to the base a brief discussion of both special hazard insurance policies and bankruptcy bonds, under the respective headings: “CREDIT ENHANCEMENT/Special Hazard Insurance Policies” and “CREDIT ENHANCEMENT/Bankruptcy Bonds.”
     Derivatives, page 57
     19. We note your response to prior comment 41. Please confirm that your use of auctions is limited to the auction procedures or specifically identify the other circumstances under which market value swaps may be used. It will not be sufficient to state merely that swaps will be consistent with Regulation AB or that all possible future uses cannot be anticipated. Please revise accordingly and expand your discussion in the prospectus on how this will operate.
     Response: We confirm that our use of market value swaps is limited to use in auctions, and have revised the description of such swaps under “Derivatives” accordingly.

Tobin & Tobin
Susan C. Block, Esq.
June 12, 2006

     20. We note your response to our prior comment 42. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.
     Response: The credit default swaps would be used in similar fashion to an insurance policy that covered losses on the underlying assets backing the securities. For example, in an offering of securities backed by private mortgage-backed securities, a credit default swap could be entered into in which one or more of the underlying private mortgage-backed securities were the “reference obligations.” The issuing entity would purchase credit protection on the reference obligations by paying the counterparty a fixed payment (which might be less than the premium for an insurance policy). The counterparty would make payments to the issuing entity if a credit event occurred in the form of realized losses being sustained on the reference obligations. The payments would be used to protect the securityholders from bearing the realized losses on the underlying private mortgage-backed securities of the issuing entity. This use of credit default swaps is consistent with the discussion of when such swaps are permitted in Section III.A.2 of the Adopting Release for Regulation AB.
     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleagues, Eugene C. Payne III at (415) 772-9613 and Stacy K. Stecher at (415) 772-9642.

Very truly yours,

TOBIN & TOBIN

/s/ Phillip R. Pollock

Phillip R. Pollock
PRP/pp

cc:	Daniel H. Morris, Esq.
Attorney-Advisor
Mr. Harold F. Zagunis
Redwood Trust, Inc.